UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers:

001-41697
333-271735
333-274377
333-274376
333-285172

KENVUE LLC

(as successor in interest to Kenvue Inc.)

(Exact name of registrant as specified in its charter)

1 Kenvue Way

Summit, New Jersey 07901

(972) 281-1200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.01

5.050% Senior Notes due 2028

5.000% Senior Notes due 2030

4.850% Senior Notes due 2032

4.900% Senior Notes due 2033

5.100% Senior Notes due 2043

5.050% Senior Notes due 2053

5.200% Senior Notes due 2063

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:*

Common Stock, Par Value $0.01: zero (0) holders

5.050% Senior Notes due 2028: forty-four (44) holders

5.000% Senior Notes due 2030: forty-four (44) holders

4.850% Senior Notes due 2032: thirty-one (31) holders

4.900% Senior Notes due 2033: forty-three (43) holders

5.100% Senior Notes due 2043: twenty-six (26) holders

5.050% Senior Notes due 2053: twenty-four (24) holders

5.200% Senior Notes due 2063: twenty (20) holders

* On November 2, 2026, Kimberly-Clark Corporation, a Delaware corporation (“Kimberly-Clark”), completed its previously announced acquisition of Kenvue Inc., a Delaware corporation (“Kenvue”), pursuant to the Agreement and Plan of Merger, dated as of November 2, 2025 (the “Merger Agreement”), by and among Kenvue, Kimberly-Clark, Vesta Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Kimberly-Clark (“First Merger Sub”), and Kenvue LLC (formerly known as Vesta Sub II, LLC), a Delaware limited liability company and a direct wholly owned subsidiary of Kimberly-Clark (the “Company”). Pursuant to the Merger Agreement, (a) First Merger Sub merged with and into Kenvue (the “First Merger”), with Kenvue surviving as a direct wholly owned subsidiary of Kimberly-Clark (the “Initial Surviving Company”), and (b) immediately following the First Merger, and as part of the same overall transaction as the First Merger, the Initial Surviving Company merged with and into the Company, with the Company surviving as a direct wholly owned subsidiary of Kimberly-Clark and renamed “Kenvue LLC.”

Pursuant to the requirements of the Securities Exchange Act of 1934, Kenvue LLC (as successor in interest to Kenvue Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Kenvue LLC (as successor in interest to Kenvue Inc.)

Date: November 12, 2026	By:	/s/ Jeffrey S. McFall
		Name:	Jeffrey S. McFall
		Title:	Assistant Secretary